SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Amendment No. 6
to
SCHEDULE TO-I
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
ASHFORD HOSPITALITY TRUST, INC.
(Name of Subject Company (Issuer))
ASHFORD HOSPITALITY TRUST, INC.
(Name of Filing Persons (Offeror))

Title of Class of Securities	CUSIP Number of Class of Securities
8.45% Series D Cumulative Preferred Stock, par value $0.01 per share	044103406
7.375% Series F Cumulative Preferred Stock, par value $0.01 per share	044103604
7.375% Series G Cumulative Preferred Stock, par value $0.01 per share	044103703
7.50% Series H Cumulative Preferred Stock, par value $0.01 per share	044103802
7.50% Series I Cumulative Preferred Stock, par value $0.01 per share	044103885
Robert G. Haiman
Executive Vice President, General Counsel and Secretary
14185 Dallas Parkway, Suite 1100
Dallas, Texas 75254
(972) 490-9600
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Richard M. Brand
William P. Mills
Gregory P. Patti Jr.
Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, NY 10281
(212) 504-6000

CALCULATION OF FILING FEE

Transaction Valuation(1)(2)(3)	Amount of Filing Fee(4)(5)
$424,399,194.72	$55,087.02

(1)    This Issuer Tender Offer Statement on Schedule TO registers the maximum number of shares of the Registrant’s common stock, par value $0.01 per share (the “Common Stock”), that may be issued in connection with the exchange offers (the “Exchange Offers”) by the Registrant to exchange shares of Common Stock or cash for its shares of (a) 8.45% Series D Cumulative Preferred Stock, par value $0.01 per share (the “Series D Preferred Stock”), (b) 7.375% Series F Cumulative Preferred Stock, par value $0.01 per share (the “Series F Preferred Stock”), (c) 7.375% Series G Cumulative Preferred Stock, par value $0.01 per share (the “Series G Preferred Stock”), (d) 7.50% Series H Cumulative Preferred Stock, par value $0.01 per share (the “Series H Preferred Stock”), and (e) 7.50% Series I Cumulative Preferred Stock, par value $0.01 per share (the “Series I Preferred Stock”). The Series D Preferred Stock, Series F Preferred Stock, Series G Preferred Stock, Series H Preferred Stock and Series I Preferred Stock are collectively referred to as the “Preferred Stock.”

(2)    The Registrant previously registered 59,635,998 shares of Common Stock (the “Initial Shares”) with its initial filing of an Issuer Tender Offer Statement on Schedule TO on July 30, 2020 (File No. 005-79228). The Registrant is registering herewith an additional 66,412,815 shares of Common Stock (the “Additional Shares”).

(3)    Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f) of the Securities Act of 1933, as amended, based on the product of: (A) $261,802,031.22 (calculated as follows, with respect to the Initial Shares: (i) the product of (a) the average of the high and low prices per share of the Common Stock as reported on the New York Stock Exchange on July 29, 2020 and (b) 59,635,998 (the initial maximum number of shares of Common Stock that may be issued in the Exchange Offers)), plus (B) $162,597,163.5 (calculated as follows, with respect to the Additional Shares: (i) the product of (a) the average of the high and low prices per share of the Common Stock as reported on the New York Stock Exchange on September 8, 2020 and (b) 66,412,815 (the additional maximum number of shares of Common Stock that may be issued in the Exchange Offers), less (ii) $30,000,000 (the estimated amount of cash paid by the Registrant in the Exchange Offers)).

(4)    The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $129.80 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934.
(5)    The filing fee was previously paid.

    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:    $65,575.74
Filing Party:    Ashford Hospitality Trust, Inc.
Form or registration no.:    Form S-4 and Form S-4/A
Date Filed:    July 20, 2020 and September 9, 2020

    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    third-party tender offer subject to Rule 14d-1.

    issuer tender offer subject to Rule 13e-4.

    going-private transaction subject to Rule 13e-3.

    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

INTRODUCTORY STATEMENT
This Amendment No. 6 amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Tender Offer Statement”) originally filed with the Securities and Exchange Commission on July 30, 2020 by Ashford Hospitality Trust, Inc. (the “Company”), in connection with its offers to exchange (the “Exchange Offers”), on the terms and subject to the conditions set forth in the Prospectus/Consent Solicitation, dated September 10, 2020 and the Supplements to the Prospectus/Consent Solicitation, dated October 2, 2020, October 9, 2020, October 26, 2020, November 10, 2020, November 20, 2020, November 23, 2020 and November 25, 2020 (together, the “Prospectus”), any and all shares of its 8.45% Series D Cumulative Preferred Stock, par value $0.01 per share (the “Series D Preferred Stock”), 7.375% Series F Cumulative Preferred Stock, par value $0.01 per share (the “Series F Preferred Stock”), 7.375% Series G Cumulative Preferred Stock, par value $0.01 per share (the “Series G Preferred Stock”), 7.50% Series H Cumulative Preferred Stock, par value $0.01 per share (the “Series H Preferred Stock”) and 7.50% Series I Cumulative Preferred Stock, par value $0.01 per share (the “Series I Preferred Stock”, and together with the Series D Preferred Stock, the Series F Preferred Stock, the Series G Preferred Stock and the Series H Preferred Stock, the “Preferred Stock”) for newly issued shares of its common stock, par value $0.01 (the “Common Stock”).
The purpose of this Amendment No. 6 is to amend and supplement the terms of the Exchange Offers by, among other things (i) announcing that the Exchange Offers expired at 5:00 p.m., New York City time, on November 20, 2020 and (ii) announcing the final results of the Exchange Offers. Except as specifically provided herein, the information contained in the Prospectus remains unchanged by this Amendment No. 6. You should read this Amendment No. 6 together with the Prospectus.

Item 4. Terms of the Transaction.

Item 1004(a) and (b) of Regulation M-A

(a)(1)    Item 4(a) of the Schedule TO is hereby amended and supplemented by inserting the following paragraph at the end thereof:

The Exchange Offers expired at 5:00 p.m., New York City time, on November 20, 2020 (the “Expiration Date”). The Company has been advised by Computershare Trust Company, N.A., as exchange agent, that, pursuant to the terms of the Exchange Offers, 575,382 shares of Series D Preferred Stock, 1,754,738 shares of Series F Preferred Stock, 1,662,813 shares of Series G Preferred Stock, 1,029,026 shares of Series H Preferred Stock and 1,857,747 shares of Series I Preferred Stock were validly tendered and not properly withdrawn in accordance with the terms of the Prospectus, prior to the Expiration Date.

The Company’s press releases, dated November 23, 2020 and November 25, 2020, announcing the expiration and results of the Exchange Offers and the closing of the Exchange Offers are included as Exhibits (a)(2)(A) and (a)(2)(B) hereto.
Item 12. Exhibits.

Exhibit
No.        Description
(a)(1)(A)        Consent Solicitation/Prospectus, dated September 10, 2020 (incorporated by reference to the prospectus filed by the Company on September 10, 2020 pursuant to Rule 424(b)(3) (Reg. No. 333-239961) under the Securities Act of 1933, as amended)

(a)(1)(B)        Retail Processing Form*

(a)(1)(C)        Form of Letter to Preferred Shareholders*

(a)(1)(D)        Form of Letter to Brokers, Dealers, Commercial Banks, Trust companies and Other Nominees*

(a)(1)(E)        Investor Presentation*

(a)(1)(F)        Supplement to Consent Solicitation/Prospectus (incorporated by reference to the prospectus supplement filed by the Company on October 2, 2020 pursuant to Rule 424(b)(3) (Reg. No. 333-239961) under the Securities Act of 1933, as amended)

(a)(1)(G)        Supplement to Consent Solicitation/Prospectus (incorporated by reference to the prospectus supplement filed by the Company on October 9, 2020 pursuant to Rule 424(b)(3) (Reg. No. 333-239961) under the Securities Act of 1933, as amended)

(a)(1)(H)         Supplement to Consent Solicitation/Prospectus (incorporated by reference to the prospectus supplement filed by the Company on October 26, 2020 pursuant to Rule 424(b)(3) (Reg. No. 333-239961) under the Securities Act of 1933, as amended)

(a)(1)(I)         Supplement to Consent Solicitation/Prospectus (incorporated by reference to the prospectus supplement filed by the Company on November 10, 2020 pursuant to Rule 424(b)(3) (Reg. No. 333-239961) under the Securities Act of 1933, as amended)

(a)(1)(J)         Supplement to Consent Solicitation/Prospectus (incorporated by reference to the prospectus supplement filed by the Company on November 20, 2020 pursuant to Rule 424(b)(3) (Reg. No. 333-239961) under the Securities Act of 1933, as amended)

(a)(1)(K)         Supplement to Consent Solicitation/Prospectus (incorporated by reference to the prospectus supplement filed by the Company on November 23, 2020 pursuant to Rule 424(b)(3) (Reg. No. 333-239961) under the Securities Act of 1933, as amended)

(a)(1)(L)         Supplement to Consent Solicitation/Prospectus (incorporated by reference to the prospectus supplement filed by the Company on November 25, 2020 pursuant to Rule 424(b)(3) (Reg. No. 333-239961) under the Securities Act of 1933, as amended)

(a)(2)(A)        Press Release, dated November 23, 2020 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K (File No. 001-31775) filed on November 23, 2020)

(a)(2)(B)        Press Release, dated November 25, 2020 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K (File No. 001-31775) filed on November 25, 2020)

(a)(4)        The Prospectus (see Exhibits (a)(1)(A), (a)(1)(F), (a)(1)(G), (a)(1)(H), (a)(1)(I), (a)(1)(J), (a)(1)(K) and (a)(1)(L))

(a)(5)(A)        Articles of Amendment (included as Annex A to the Consent Solicitation/Prospectus; see Exhibit (a)(1)(A))

(c)(1)        Legal Opinion of Hogan Lovells US LLP*

(c)(2)        Legal Opinion of Locke Lord LLP*

* Previously filed with the Tender Offer Statement on September 9, 2020.

Item 13. Information Required By Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
    Ashford Hospitality Trust, Inc.

    By:    /s/ Deric S. Eubanks
        Deric S. Eubanks
        Chief Financial Officer and Treasurer
Date: November 25, 2020

EXHIBIT INDEX
Exhibit No.        Description
(a)(1)(A)        Consent Solicitation/Prospectus, dated September 10, 2020 (incorporated by reference to the prospectus filed by the Company on September 10, 2020 pursuant to Rule 424(b)(3) (Reg. No. 333-239961) under the Securities Act of 1933, as amended)

(a)(1)(B)        Retail Processing Form*

(a)(1)(C)        Form of Letter to Preferred Shareholders*

(a)(1)(D)        Form of Letter to Brokers, Dealers, Commercial Banks, Trust companies and Other Nominees*

(a)(1)(E)        Investor Presentation*

(a)(1)(F)        Supplement to Consent Solicitation/Prospectus (incorporated by reference to the prospectus supplement filed by the Company on October 2, 2020 pursuant to Rule 424(b)(3) (Reg. No. 333-239961) under the Securities Act of 1933, as amended)

(a)(1)(G)        Supplement to Consent Solicitation/Prospectus (incorporated by reference to the prospectus supplement filed by the Company on October 9, 2020 pursuant to Rule 424(b)(3) (Reg. No. 333-239961) under the Securities Act of 1933, as amended)

(a)(1)(H)         Supplement to Consent Solicitation/Prospectus (incorporated by reference to the prospectus supplement filed by the Company on October 26, 2020 pursuant to Rule 424(b)(3) (Reg. No. 333-239961) under the Securities Act of 1933, as amended)

(a)(1)(I)         Supplement to Consent Solicitation/Prospectus (incorporated by reference to the prospectus supplement filed by the Company on November 10, 2020 pursuant to Rule 424(b)(3) (Reg. No. 333-239961) under the Securities Act of 1933, as amended)

(a)(1)(J)         Supplement to Consent Solicitation/Prospectus (incorporated by reference to the prospectus supplement filed by the Company on November 20, 2020 pursuant to Rule 424(b)(3) (Reg. No. 333-239961) under the Securities Act of 1933, as amended)

(a)(1)(K)         Supplement to Consent Solicitation/Prospectus (incorporated by reference to the prospectus supplement filed by the Company on November 23, 2020 pursuant to Rule 424(b)(3) (Reg. No. 333-239961) under the Securities Act of 1933, as amended)

(a)(1)(L)         Supplement to Consent Solicitation/Prospectus (incorporated by reference to the prospectus supplement filed by the Company on November 25, 2020 pursuant to Rule 424(b)(3) (Reg. No. 333-239961) under the Securities Act of 1933, as amended)

(a)(2)(A)        Press Release, dated November 23, 2020 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K (File No. 001-31775) filed on November 23, 2020)

(a)(2)(B)        Press Release, dated November 25, 2020 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K (File No. 001-31775) filed on November 25, 2020)

(a)(4)        The Prospectus (see Exhibits (a)(1)(A), (a)(1)(F), (a)(1)(G), (a)(1)(H), (a)(1)(I), (a)(1)(J), (a)(1)(K) and (a)(1)(L))

(a)(5)(A)        Articles of Amendment (included as Annex A to the Consent Solicitation/Prospectus; see Exhibit (a)(1)(A))

(c)(1)        Legal Opinion of Hogan Lovells US LLP*

(c)(2)        Legal Opinion of Locke Lord LLP*

* Previously filed with the Tender Offer Statement on September 9, 2020.